UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

   Information to be included in Statements Filed Pursuant To Rule 13d-1(a)
            and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (Amendment No. 5)


                        VALUEVISION INTERNATIONAL, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   92047K107
-------------------------------------------------------------------------------
                                (CUSIP Number)


                             Lawrence P. Tu, Esq.
                      National Broadcasting Company, Inc.
                             30 Rockefeller Plaza
                           New York, New York 10112
                                (212) 664-4444
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 16, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
CUSIP No. 92047K107             13D/A                            Page 2
------------------------------------------------------------------------------

------------------------------------------------------------------------------
    1.  NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   GE CAPITAL EQUITY INVESTMENTS, INC.
                   06-1468495
------------------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                               (b) |x|

------------------------------------------------------------------------------
    3.  SEC USE ONLY

------------------------------------------------------------------------------
    4.  SOURCE OF FUNDS:

                   Not applicable.

------------------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

                                                                   |_|

------------------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

            Delaware
------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      -0-
       OWNED BY           ----------------------------------------------------
         EACH             8.    SHARED VOTING POWER
       REPORTING
        PERSON                  16,013,918
         WITH             ----------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                -0-
                          ----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                16,013,918
------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               16,013,918
------------------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                        |x|

------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   38.6%
------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------
            *See Instructions Before Filling Out!

------------------------------------------------------------------------------
CUSIP No. 92047K107             13D/A                            Page 3
------------------------------------------------------------------------------


------------------------------------------------------------------------------
   1.   NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   NATIONAL BROADCASTING COMPANY, INC.
                   14-1682529
------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                             (b) |x|
------------------------------------------------------------------------------
   3.   SEC USE ONLY

------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS:

                   See Item 3.
------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

                                                                       |_|

------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

            Delaware
------------------------------------------------------------------------------
       NUMBER OF          7.     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    -0-
       OWNED BY           ----------------------------------------------------
         EACH             8.     SHARED VOTING POWER
       REPORTING
        PERSON                     16,013,918
         WITH             ----------------------------------------------------
                          9.     SOLE DISPOSITIVE POWER

                                    8,198,485
                          ----------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER

                                   16,013,918
------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             24,212,403
------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      |x|

------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   48.7%

------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------
            *See Instructions Before Filling Out!

------------------------------------------------------------------------------
CUSIP No. 92047K107             13D/A                            Page 4
------------------------------------------------------------------------------


------------------------------------------------------------------------------
   1.   NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   GENERAL ELECTRIC CAPITAL CORPORATION
                   13-1500700
------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                 (b) |x|
------------------------------------------------------------------------------
   3.   SEC USE ONLY

------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS:

                   Not Applicable
------------------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

                                                                     |_|

------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

            New York
------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      -0-
       OWNED BY           ----------------------------------------------------
         EACH             8.    SHARED VOTING POWER
       REPORTING
        PERSON                     16,013,918
         WITH             ----------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                      -0-
                          ----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                   16,013,918
------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   16,013,918
------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                   |x|

------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   38.6%
------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------
            *See Instructions Before Filling Out!

------------------------------------------------------------------------------
CUSIP No. 92047K107             13D/A                            Page 5
------------------------------------------------------------------------------


------------------------------------------------------------------------------
  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            GENERAL ELECTRIC CAPITAL SERVICES, INC..
                   06-1109503
------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                              (b) |x|

------------------------------------------------------------------------------
  3.    SEC USE ONLY

------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*:

               Not Applicable
------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

                                                                       |_|

------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            Delaware
------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  Disclaimed (see 11 below)
       OWNED BY           ----------------------------------------------------
         EACH             8.    SHARED VOTING POWER
       REPORTING
        PERSON                        -0-
         WITH             ----------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                   Disclaimed (see 11 below)
                          ----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                       -0-
------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Beneficial Ownership of all Shares disclaimed by General Electric Capital Services, Inc.
------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  |_|

------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   Not applicable (see 11 above)
------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------
            *See Instructions Before Filling Out!

------------------------------------------------------------------------------
CUSIP No. 92047K107             13D/A                            Page 6
------------------------------------------------------------------------------


----------- ------------------------------------------------------------------
  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              GENERAL ELECTRIC COMPANY
              14-0689340
------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                (b) |x|
----------- ------------------------------------------------------------------
  3.    SEC USE ONLY

------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:

                Not Applicable
------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
                                                                |_|

------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

            New York
------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   Disclaimed (see 11 below)
       OWNED BY           ----------------------------------------------------
         EACH             8.    SHARED VOTING POWER
       REPORTING
        PERSON                         -0-
         WITH             ----------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                    Disclaimed (see 11 below)
                          ----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                       -0-
------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           Beneficial Ownership of all Shares disclaimed by General
           Electric Company
------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                      |x|

------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                 Not Applicable (see 11 above)
------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------
        *See Instructions Before Filling Out!

------------------------------------------------------------------------------
CUSIP No. 92047K107             13D/A                            Page 6
------------------------------------------------------------------------------


------------------------------------------------------------------------------
 1.     NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.
                   13-3448662
------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                    (b) |x|
------------------------------------------------------------------------------
 3.     SEC USE ONLY

------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS*:

                   Not Applicable
------------------------------------------------------------------------------
 5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)

                                                                  |_|

------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

           Delaware.
------------------------------------------------------------------------------
       NUMBER OF          7.    SOLE VOTING POWER
        SHARES
     BENEFICIALLY                    Disclaimed (see 11 below)
       OWNED BY           ----------------------------------------------------
         EACH             8.    SHARED VOTING POWER
       REPORTING
        PERSON                         -0-
         WITH             ----------------------------------------------------
                          9.    SOLE DISPOSITIVE POWER

                                    Disclaimed (see 11 below)
                          ----------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                       -0-
------------------------------------------------------------------------------
 11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            Beneficial Ownership of all Shares disclaimed by National Broadcasting Company Holding, Inc.
------------------------------------------------------------------------------
 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       |x|

------------------------------------------------------------------------------
 13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   Not Applicable (see 11 above)
------------------------------------------------------------------------------
 14.    TYPE OF REPORTING PERSON

                   CO
------------------------------------------------------------------------------
            *See Instructions Before Filling Out!

         This Amendment No. 5 (this "Amendment") amends the Schedule 13D filed on April 26, 1999, as amended by Amendment No. 1 filed on June 3, 1999, Amendment No. 2 filed on July 6, 1999, Amendment No. 3 filed on November 29, 2000 and Amendment No. 4 filed on March 15, 2002 (as so amended, the "Schedule 13D"), which relates to shares of common stock, par value $0.01 per share, of ValueVision International, Inc., a Minnesota corporation. Capitalized terms used herein but not defined shall have the meaning attributed to them in the
Schedule 13D.

Item 2.  Identity and Background.

         As of the date hereof, the name, business address, principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE, Capital GECS, GE and NBC Holding are set forth on Schedules A, B, C, D, E and F, respectively, attached hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On November 11, 2002, pursuant to the Distribution Agreement, the Company issued to NBC Performance Warrants to purchase up to 36,858 shares of Common Stock at a purchase price of $15.74 per share (the "New Performance Warrants"). 7,373 New Performance Warrants will become exercisable on November 16, 2003, 7,373 New Performance Warrants will become exercisable on November 16, 2004, 7,373 New Performance Warrants will become exercisable on November 16, 2005, 7,373 New PerformanceWarrants will become exercisable on November 16, 2006, and 7,373 New Performance Warrants will become exercisable on November 16, 2007. Each New Performance Warrant is exercisable for a period of five years after it initially becomes exercisable.

         On November 16, 2002, Branding Warrants for the remaining 2,000,000 shares of Common Stock became exercisable.

Item 5.  Interest in Securities of the Issuer.

         The responses of the Reporting Persons on Rows (11) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the date of this filing, GECEI, NBC, and GE Capital, by virtue of its ownership of all of the Common Stock of GECEI, may be deemed to have joint beneficial ownership of (i) 10,674,418 shares of outstanding Common Stock of the Company and (ii) 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock. In addition, NBC beneficially owns the Distributor Warrant, which is currently exercisable for 1,450,000 shares of Common Stock, the Branding Warrants, which are currently exercisable for 6,000,000 shares of Common Stock, the First Performance Distributor Warrants, which are currently exercisable for 343,725 shares of Common Stock and the NBCi Warrant, which is currently exercisable for 404,760 shares of Common Stock (which securities do not include the 36,858 shares of Common Stock subject to the New Performance Warrants which are not yet exercisable). According to the Company's Form 10-Q filed on December 16, 2002, as of December 11, 2001, the Company had 36,148,550 shares of Common Stock issued and outstanding (including 10,674,418 outstanding shares of Common Stock beneficially owned by the Reporting Persons on such date). Accordingly, as of the date hereof NBC may be deemed to have beneficial ownership of 48.7% of the outstanding shares of Common Stock, assuming (i) issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares, (ii) the exercise of the Distributor Warrant with respect to 1,450,000 shares of Common Stock, (iii) the exercise of the Branding Warrants with respect to 6,000,000 shares of Common Stock, (iv) the exercise of the First Performance Distributor Warrants with respect to 343,725 shares of Common Stock and (v) the exercise of the NBCi Warrant with respect to 404,760 shares of Common Stock (which securities do not include the 36,858 shares of Common Stock subject to the New Performance Warrants which are not yet exercisable). As of the date hereof, GECEI and GE Capital, by virtue of its ownership of all the Common Stock of GECEI, may be deemed to have joint beneficial ownership of 38.6% of the outstanding shares of Common Stock, assuming the issuance of 5,339,500 shares of Common Stock upon conversion of the Preferred Shares.

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2003

GE CAPITAL EQUITY INVESTMENTS, INC.


By:  /s/ Jonathan K. Sprole
     --------------------------------
     Jonathan K. Sprole, Managing Director


GENERAL ELECTRIC CAPITAL CORPORATION


By:  /s/ Jonathan K. Sprole
     --------------------------------
     Jonathan K. Sprole, Department Operations Manager


GENERAL ELECTRIC CAPITAL SERVICES, INC.


By:  /s/ Jonathan K. Sprole
     -------------------------------
     Jonathan K. Sprole, Attorney-in-Fact


GENERAL ELECTRIC COMPANY


By:  /s/ Jonathan K. Sprole
     -----------------------------
     Jonathan K. Sprole, Attorney-in-Fact


NATIONAL BROADCASTING COMPANY, INC.


By:  /s/ Elizabeth A. Newell
     -----------------------------
     Elizabeth A. Newell, Assistant Secretary


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By:  /s/ Elizabeth A. Newell
     ------------------------------
     Elizabeth A. Newell, Assistant Secretary

                                  SCHEDULE A
                      GE CAPITAL EQUITY INVESTMENTS, INC.
                                   DIRECTORS


                              PRESENT
NAME                          BUSINESS ADDRESS                      PRINCIPAL OCCUPATION

John L. Flannery              GE Capital Corporation                President, Chairman of the Board
                              120 Long Ridge Road
                              Stamford, CT 06927

Mr. Flannery is a U.S. citizen.


                      GE CAPITAL EQUITY INVESTMENTS, INC.
                              EXECUTIVE OFFICERS


                              PRESENT
NAME                          BUSINESS ADDRESS                      PRINCIPAL OCCUPATION

John L. Flannery, Jr.         GE Capital Corporation                President
                              120 Long Ridge Road
                              Stamford, CT   06927

Jonathan K. Sprole            GE Capital Corporation                Managing Director, General Counsel
                              120 Long Ridge Road                   and Secretary
                              Stamford, CT   06927

Daniel Janki                  GE Capital Corporation                Managing Director, Treasurer & CFO
                              120 Long Ridge Road
                              Stamford, CT   06927

Stephen S. Charles            GE Capital Corporation                Managing Director, Risk
                              120 Long Ridge Road
                              Stamford, CT   06927

Michael Fisher                GE Capital Corporation                Managing Director
                              120 Long Ridge Road
                              Stamford, CT   06927

William Bradley               GE Capital Corporation                Vice President, Controller
                              120 Long Ridge Road
                              Stamford, CT   06927

Ian Sharpe                    GE Capital Corporation                Vice President - Taxes
                              120 Long Ridge Road
                              Stamford, CT   06927

Citizenship:
------------
U.S.A.





                                                                       SCHEDULE B
                                                           NATIONAL BROADCASTING COMPANY, INC.
                                                                        DIRECTORS

NAME                          PRESENT BUSINESS ADDRESS              PRINCIPAL OCCUPATION

J.I. Cash, Jr.                Harvard Business School               Professor of Business
                              Morgan Hall                           Administration-Graduate
                              Soldiers Field Road                   School of Business
                              Boston, MA 02163                      Administration, Harvard University

Dennis D. Dammerman           General Electric Company              Vice Chairman of the Board and
                              3135 Easton Turnpike                  Executive Officer.
                              Fairfield, CT  06431                  General Electric Company;
                                                                    Chairman, General Electric Capital
                                                                    Services, Inc.

A.M. Fudge                    General Electric Company              Former Executive Vice
                              3135 Easton Turnpike                  President, Kraft Foods, Inc.
                              Fairfield, CT 06828

Jeffrey R. Immelt             General Electric Company              Chairman of the Board and Chief
                              3135 Easton Turnpike                  Executive Officer,
                              Fairfield, CT  06431                  General Electric Company

A. Jung                       Avon Products                         Chairman and Chief Executive Officer,
                              1345 Avenue of the Americas           Avon Products, Inc.
                              New York, NY  10105

A.G. Lafley                   The Procter and Gamble Company        Chairman of the Board, President and
                              1 Procter & Gamble Plaza              Chief Executive
                              Cincinnati, OH  45202-3315            The Procter & Gamble Company

K.G. Langone                  Invemed Associates, Inc.              Chairman, President and
                              375 Park Avenue                       Chief Executive Officer,
                              New York, NY  10152                   Invermed Associates, Inc.


R.S. Larsen                   Johnson & Johnson                     Former Chairman and Chief Executive
                              100 Albany Street                     Officer
                              Suite 200
                              New Brunswick, NJ  08901

R.B. Lazarus                  Ogilvy & Mather Worldwide             Chairman and Chief
                              309 West 49th Street                  Executive Officer
                              New York, NY  10019-7316

S. Nunn                       King & Spalding                       Partner, King & Spalding
                              191 Peachtree Stsreet, N.E.
                              Atlanta, Georgia 30303

R.S. Penske                   Penske Corporation                    Chairman of the Board
                              2555 Telegraph Road                   and President,
                              Bloomfield Hills, MI 28302-0954       Penski Corporation

G. L. Rogers                  General Electric Company              Vice Chairman of the Board
                              3135 Easton Turnpike                  and Executive Officer,
                              Fairfield, CT  06431                  General Electric Company

A.C. Sigler                   Champion International                Retired Chairman of the
                              Corporation                           Board and CEO and
                              1 Champion Plaza                      Former Director,
                              Stamford, CT  06921                   Champion International
                                                                    Corporation

R.J. Swieringa                S.C. Johnson Graduate School          Anne and Elmer Lindseth Dean and
                              Cornell University                    Professor of Accounting
                              207 Sage Hall
                              Ithaca, NY  14853-6201

D.A. Warner III               J.P. Morgan Chase & Co.,              Former Chairman of the
                              The Chase Manhattan Bank and          Board
                              Morgan Guaranty Trust Co. of New York
                              345 Park Avenue
                              New York, NY 10154

R. C. Wright                  National Broadcasting Company, Inc.   Vice Chairman of the Board and
                              30 Rockefeller Plaza                  Executive Officer,
                              New York, NY  10112                   General Electric Company;
                                                                    Chairman & Chief Executive Officer,
                                                                    National Broadcasting Company, Inc.

Citizenship
-----------

 A. Jung                    Canada
 All Others                 U.S.A.




                                                  NATIONAL BROADCASTING COMPANY, INC

                                                          EXECUTIVE OFFICERS




NAME                          PRESENT BUSINESS ADDRESS              PRINCIPAL OCCUPATION

J.R. Immelt                   General Electric Company              Chairman of the Board and
                              3135 Easton Turnpike                  Chief Executive Officer,
                              Fairfield, CT 06431                   General Electric Company

R. C. Wright                  National Broadcasting Company, Inc.   Vice Chairman of the Board
                              30 Rockefeller Plaza                  and Executive Officer,
                              New York, NY  10112                   General Electric Company;
                                                                    Chairman and Chief
1                                                                    Executive Officer, National
                                                                    Broadcasting Company, Inc.

M. Vachon                     National Broadcasting Company, Inc.   Executive Vice President/
                              30 Rockefeller Plaza                  Chief Financial Officer/
                              New York, NY  10112                   Treasurer

W. L. Bolster                 National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

R.B. Burgess                  National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

R. Cotton                     National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

D. Ebersol                    National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

J. W. Eck                     National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

R. A. Falco                   National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

B. W. Heineman, Jr.           General Electric Company              Senior Vice President -
                              3135 Easton Turnpike                  General Counsel and
                              Fairfield, CT 06431                   Secretary General Electric
                                                                    Company

J. W. Ireland III             National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

S. Sassa                      National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

N. Shapiro                    National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY 10112

P. Thomas-Graham              National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

L. Tu                         National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

E. Whelley                    National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

D. Zaslav                     National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

J. Zucker                     National Broadcasting Company, Inc.   Executive Vice President
                              30 Rockefeller Plaza
                              New York, NY  10112

Citizenship: U.S.A.


                                  SCHEDULE C
                     GENERAL ELECTRIC CAPITAL CORPORATION
                                   DIRECTORS


NAME                            PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION

David L. Calhoun                GE Aircraft Engines                           Chief Executive Officer
                                1 Neumann Way
                                Cinchinnati, OH  45215

James A. Colica                 GE Capital Corporation                        Senior Vice President
                                360 Long Ridge Road
                                Stamford, CT  06927

Dennis D. Dammerman             General Electric Company                      Vice Chairman of the Board and Executive
                                3135 Easton Turnpike                          Officer
                                Fairfield, CT  06431

Michael D. Fraizer              GE Insurance                                  President
                                6604 W. Broad Street
                                Richmond, VA   23230

Arthur H. Harper                GE Capital Corporation                        President, GE Equipment Management
                                260 Long Ridge Road
                                Stamford, CT  06927

Benjamin W. Heineman, Jr.       General Electric Company                      Senior Vice President,
                                3135 Easton Turnpike                          General Counsel and Secretary
                                Fairfield, CT  06431

Jeffrey R. Immelt               General Electric Company                      Chairman and CEO
                                3135 Easton Turnpike
                                Fairfield, CT  06431

Robert Jeffe                    General Electric Company                      Senior Vice President,
                                3135 Easton Turnpike                          Corporate Business Development
                                Fairfield, CT  06431

John H. Myers                   GE Investment Corporation                     Chairman and President
                                3003 Summer Street, 7th Fl.
                                Stamford, CT  06905

Michael A. Neal                 GE Capital Corporation                        President, GE Commercial Finance
                                260 Long Ridge Road
                                Stamford, CT  06927

James A. Parke                  GE Capital Corporation                        Vice Chairman and CFO
                                260 Long Ridge Road
                                Stamford, CT  06927

Ronald R. Pressman              Employers Reinsurance Corporation             Chairman, President & CEO
                                5200 Metcalf
                                Overland Park, KS  66204

John M. Samuels                 General Electric Company                      Vice President & Senior Counsel
                                3135 Easton Turnpike                          Corporate Taxes
                                Fairfield, CT  06431

Keith S. Sherin                 General Electric Company                      Senior Vice President, Finance
                                3135 Easton Turnpike                          & CFO
                                Fairfield, CT  06431

Robert C. Wright                National Broadcasting Company, Inc.           Chairman & CEO
                                30 Rockefeller Plaza
                                New York, NY  10112

Citizenship: U.S.A.



                     GENERAL ELECTRIC CAPITAL CORPORATION

                                   OFFICERS


NAME                        PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION

Michael D. Fraizer          GE Insurance                                  President
                            6604 W. Broad Street
                            Richmond, VA   23230

Michael A. Neal             GE Capital Corporation                        President, GE Commercial Finance
                            260 Long Ridge Road
                            Stamford, CT  06927

Arthur H. Harper            GE Capital Corporation                        President, GE Equipment Management
                            260 Long Ridge Road
                            Stamford, CT  06927

James A. Parke              GE Capital Corporation                        Vice Chairman & CFO
                            260 Long Ridge Road
                            Stamford, CT  06927

David R. Nissen             GE Capital Corporation                        President, Consumer Finance
                            1600 Summer Street
                            Stamford, CT  06927

Ronald R. Pressman          Employers Reinsurance Corporation             Chairman, President & CEO
                            5200 Metcalf
                            Overland Park, KS  66204

Kathryn A. Cassidy          GE Capital Corporation                        Senior Vice President
                            201 High Ridge Road                           Corp. Treasury & Global Funding
                            Stamford, CT  06927

James A. Colica             GE Capital Corporation                        Senior Vice President, Global Risk
                            260 Long Ridge Road                           Management
                            Stamford, CT  06927

Richard DAvino             GE Capital Corporation                        Senior Vice President, Taxes
                            777 Long Ridge Road
                            Stamford, CT  06927

Robert L. Lewis             GE Capital Corporation                        Senior Vice President
                            120 Long Ridge Road
                            Stamford, CT   06927

Brian T. McAnaney           GE Capital Corporation                        Vice President, General Counsel and
                            260 Long Ridge Road                           Secretary
                            Stamford, CT  06927

Joan C. Amble               GE Capital Corporation                        Vice President and Controller
                            260 Long Ridge Road
                            Stamford, CT  06927


Citizenship: U.S.A.


                                  SCHEDULE D
                    GENERAL ELECTRIC CAPITAL SERVICES, INC.
                                   DIRECTORS



NAME                           PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION

David L. Calhoun               GE Aircraft Engines                           Chief Executive Officer
                               1 Neumann Way
                               Cinchinnati, OH  45215

James A. Colica                GE Capital Corporation                        Senior Vice President
                               360 Long Ridge Road
                               Stamford, CT  06927

Dennis D. Dammerman            General Electric Company                      Vice Chairman of the Board and Executive
                               3135 Easton Turnpike                          Officer
                               Fairfield, CT  06431

Michael D. Fraizer             GE Insurance                                  President
                               6604 W. Broad Street
                               Richmond, VA   23230

Arthur H. Harper               GE Capital Corporation                        President, GE Equipment Management
                               260 Long Ridge Road
                               Stamford, CT  06927

Benjamin W. Heineman, Jr.      General Electric Company                      Senior Vice President,
                               3135 Easton Turnpike                          General Counsel and Secretary
                               Fairfield, CT  06431

Jeffrey R. Immelt              General Electric Company                      Chairman and CEO
                               3135 Easton Turnpike
                               Fairfield, CT  06431

Robert Jeffe                   General Electric Company                      Senior Vice President,
                               3135 Easton Turnpike                          Corporate Business Development
                               Fairfield, CT  06431

John H. Myers                  GE Investment Corporation                     Chairman and President
                               3003 Summer Street, 7th Fl.
                               Stamford, CT  06905

Michael A. Neal                GE Capital Corporation                        President, GE Commercial Finance
                               260 Long Ridge Road
                               Stamford, CT  06927

James A. Parke                 GE Capital Corporation                        Vice Chairman and CFO
                               260 Long Ridge Road
                               Stamford, CT  06927

Ronald R. Pressman             Employers Reinsurance Corporation             Chairman, President & CEO
                               5200 Metcalf
                               Overland Park, KS  66204

John M. Samuels                General Electric Company                      Vice President & Senior Counsel
                               3135 Easton Turnpike                          Corporate Taxes
                               Fairfield, CT  06431

Keith S. Sherin                General Electric Company                      Senior Vice President, Finance
                               3135 Easton Turnpike                          & CFO
                               Fairfield, CT  06431

Robert C. Wright               National Broadcasting Company, Inc.           Chairman & CEO
                               30 Rockefeller Plaza
                               New York, NY  10112

Gary M. Reiner                 General Electric Company                      Sr. Vice President &
                               3135 Easton Turnpike                          Chief Information Officer
                               Fairfield, CT  06431

Gary L. Rogers                 General Electric Company                      Vice Chairman
                               3135 Easton Turnpike
                               Fairfield, CT  06431

John M. Samuels                General Electric Company                      Vice President & Senior Counsel
                               3135 Easton Turnpike                          Corporate Taxes
                               Fairfield, CT  06431

Keith S. Sherin                General Electric Company                      Senior Vice President, Finance
                               3135 Easton Turnpike                          & CFO
                               Fairfield, CT  06431

Edward D. Stewart              GE Capital Corporation                        Executive Vice President
                               1600 Summer Street
                               Stamford, CT  06927

Robert C. Wright               National Broadcasting Company,Inc.            Chairman & CEO
                               30 Rockefeller Plaza
                               New York, NY  10112

Citizenship: U.S.A.


                    GENERAL ELECTRIC CAPITAL SERVICES, INC.

                              EXECUTIVE OFFICERS



NAME                         PRESENT BUSINESS ADDRESS                      PRINCIPAL OCCUPATION

Michael D. Fraizer           GE Insurance                                  President
                             6604 W. Broad Street
                             Richmond, VA   23230

Michael A. Neal              GE Capital Corporation                        President, GE Commercial Finance
                             260 Long Ridge Road
                             Stamford, CT  06927

Arthur H. Harper             GE Capital Corporation                        President, GE Equipment Management
                             260 Long Ridge Road
                             Stamford, CT  06927

James A. Parke               GE Capital Corporation                        Vice Chairman & CFO
                             260 Long Ridge Road
                             Stamford, CT  06927

David R. Nissen              GE Capital Corporation                        President, Consumer Finance
                             1600 Summer Street
                             Stamford, CT  06927

Ronald R. Pressman           Employers Reinsurance Corporation             Chairman, President & CEO
                             5200 Metcalf
                             Overland Park, KS  66204

Kathryn A. Cassidy           GE Capital Corporation                        Senior Vice President
                             201 High Ridge Road                           Corp. Treasury & Global Funding
                             Stamford, CT  06927

James A. Colica              GE Capital Corporation                        Senior Vice President, Global Risk
                             260 Long Ridge Road                           Management
                             Stamford, CT  06927

Richard DAvino              GE Capital Corporation                        Senior Vice President, Taxes
                             777 Long Ridge Road
                             Stamford, CT  06927

Brian T. McAnaney            GE Capital Corporation                        Vice President, General Counsel and
                             260 Long Ridge Road                           Secretary
                             Stamford, CT  06927

Joan C. Amble                GE Capital Corporation                        Vice President and Controller
                             260 Long Ridge Road
                             Stamford, CT  06927

David R. Nissen              GE Capital Corporation                        Senior Vice President
                             1600 Summer Street                            Global Consumer Finance
                             Stamford, CT  06927

Marc J. Saperstein           GE Capital Corporation                        Senior Vice President
                             260 Long Ridge Road                           Human Resources
                             Stamford, CT  06927

Joan C. Amble                GE Capital Corporation                        Vice President and Controller
                             260 Long Ridge Road
                             Stamford, CT  06927


Citizenship: U.S.A.


                                               SCHEDULE E
                                           GENERAL ELECTRIC COMPANY
                                                   DIRECTORS

NAME                                   PRESENT BUSINESS ADDRESS                     PRINCIPAL OCCUPATION

J.I. Cash, Jr.                         Harvard Business School                      Professor of Business
                                       Morgan Hall                                  Administration-Graduate
                                       Soldiers Field Road                          School of Business
                                       Boston, MA 02163                             Administration, Harvard University

Dennis D. Dammerman                    General Electric Company                     Vice Chairman of the Board and Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company;
                                       Fairfield, CT  06431                         Chairman, General Electric Capital
                                                                                    Services, Inc.

A.M. Fudge                             General Electric Company                     Former Executive Vice
                                       3135 Easton Turnpike                         President, Kraft Foods, Inc.
                                       Fairfield, CT  06431

C.X. Gonzalez                          Kimberly-Clark de Mexico,                    Chairman of the Board and Chief Executive
                                       S.A. de C.V.                                 Officer, Kimberly-Clark de Mexico, S.A. de
                                       Jose Luis Lagrange 103,                      C.V.
                                       Tercero Piso
                                       Colonia Los Morales
                                       Mexico, D.F. 11501, Mexico

Jeffrey R. Immelt                      General Electric Company                     Chairman of the Board and Chief Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company
                                       Fairfield, CT  06431

A. Jung                                Avon Products                                Chairman and Chief Executive Officer, Avon
                                       1345 Avenue of the Americas                  Products, Inc.
                                       New York, NY  10105

A.G. Lafley                            The Proctor & Gamble Company                 Chairman of the Board, President and
                                       1 Proctor & Gamble Plaza                     Chief Executive Officer, The Proctor &
                                       Cincinnati, OH  45202-3315                   Gamble Company

K.G. Langone                           Invemed Associates, Inc.                     Chairman, President and
                                       375 Park Avenue                              Chief Executive Officer,
                                       New York, NY  10152                          Invermed Associates, Inc.

R.S. Larsen                            Johnson & Johnson                            Former Chairman and Chief Executive Officer
                                       100 Albany Street
                                       Suite 200
                                       New Brunswick, NJ  08901

R.B. Lazarus                           Ogilvy & Mather Worldwide                    Chairman and Chief
                                       309 West 49th Street                         Executive Officer
                                       New York, NY  10019-7316

S. Nunn                                King & Spalding                              Partner, King & Spalding
                                       191 Peachtree Stsreet, N.E.
                                       Atlanta, Georgia 30303

R.S. Penske                            Penske Corporation                           Chairman of the Board
                                       2555 Telegraph Road                          and President,
                                       Bloomfield Hills, MI                         Penski Corporation
                                       28302-0954

G. L. Rogers                           General Electric Company                     Vice Chairman of the Board and Executive
                                       3135 Easton Turnpike                         Officer, General Electric Company
                                       Fairfield, CT  06431

A.C. Sigler                            Champion International                       Retired Chairman of the
                                       Corporation                                  Board and CEO and
                                       1 Champion Plaza                             Former Director,
                                       Stamford, CT  06921                          Champion International
                                                                                    Corporation

R.J. Swieringa                         S.C. Johnson Graduate School                 Anne and Elmer Lindseth Dean and
                                       Cornell University                           Professor of Accounting
                                       207 Sage Hall
                                       Ithaca, NY  14853-6201

D.A. Warner III                        J.P. Morgan Chase & Co.,                     Retired Chairman of the
                                       The Chase Manhattan Bank and                 Board
                                       Morgan Guaranty Trust Co. of New York
                                       345 Park Avenue
                                       New York, NY 10154

Robert C. Wright                       National Broadcasting Company,Inc.           Vice Chairman of the Board and Executive
                                       30 Rockefeller Plaza                         Officer, General Electric Company;
                                       New York, NY  10112                          Chairman & Chief Executive Officer,
                                                                                    National Broadcasting Company, Inc.

Citizenship:

C.X. Gonzalez        Mexico
A. Jung              Canada
All Others           U.S.A.



                                      GENERAL ELECTRIC COMPANY
                                         EXECUTIVE OFFICERS


NAME                       PRESENT BUSINESS ADDRESS                           PRINCIPAL OCCUPATION

J.R. Immelt                General Electric Company                           Chairman of the Board and Chief Executive
                           3135 Easton Turnpike                               Officer
                           Fairfield, CT  06431

P.D. Ameen                 General Electric Company                           Vice President and Controller
                           3135 Easton Turnpike
                           Fairfield, CT  06431

C.T. Begley                General Electric Company                           Vice President  GE Transportation Systems
                           2901 East Lake Road
                           Erie, PA  16531

D.L. Calhoun               General Electric Company                           Senior Vice President
                           1 Neumann Way                                      GE Aircraft Engines
                           Cincinnati, OH  05215

J.P. Campbell              General Electric Company                           Senior Vice President
                           Appliance Park                                     GE Consumer Products
                           Louisville, KY  40225

W.J. Conaty                General Electric Company                           Senior Vice President
                           3135 Easton Turnpike                               Human Resources
                           Fairfield, CT  06431

D.D. Dammerman             General Electric Company                           Vice Chairman of the Board and Executive
                           3135 Easton Turnpike                               Officer.
                           Fairfield, CT  06431                               General Electric Company;
                                                                              Chairman, General Electric Capital
                                                                              Services, Inc.

S.C. Donnelly              General Electric Company                           Senior Vice President
                           One Research Circle                                Corporate Research and
                           Niskayuna 12309                                    Development

M.D. Fraizer               General Electric Company                           Senior Vice President
                           6620 W. Broad Street                               GE Insurance
                           Richmond, VA  23230

Y. Fujimori                General Electric Company                           Senior Vice President
                           21 Mita 1-chome                                    GE Asia
                           Meguro-ku 3rd Floor Alto
                           Tokyo, Japan  153-0062

A.H. Harper                General Electric Company                           Senior Vice President
                           260 Long Ridge Road                                GE Equipment Management
                           Stamford, CT  06927

B.W. Heinemann, Jr.        General Electric Company                           Senior Vice President
                           3135 Easton Turnpike                               General Counsel and
                           Fairfield, CT  06431                               Secretary

J.M. Hogan                 General Electric Company                           Senior Vice President
                           P.O. Box 414                                       GE Medical Systems
                           Milwauke, WI  53201

R.A. Jeffe                 General Electric Company                           Senior Vice President
                           3135 Easton Turnpike                               Corporate Business
                           Fairfield, CT  06431                               Development

J. Krenicki, Jr.           General Electric Company                           Senior Vice President
                           1 Plastics Avenue                                  GE Plastics
                           Pittsfield, MA  01201

M.A. Neal                  General Electric Company                           Senior Vice President
                           260 Long Ridge Road                                GE Commercial Finance
                           Stamford, CT  06927

D.R. Nissen                General Electric Company                           Senior Vice President
                           201 High Ridge Road                                GE Consumer Finance
                           Stamford, CT  06905-3417

J.A. Park                  General Electric Company                           Senior Vice President
                           260 Long Ridge Road                                General Electric Company, Vice Chairman,
                           Stamford, CT  06927                                GE Capital Corporation

R.R. Pressman              General Electric Company                           Senior Vice President
                           5200 Metcalf Avenue                                Employers Reinsurance Corporation
                           Overland Park, KS  66201

G.M. Reiner                General Electric Company                           Senior Vice President
                           3135 Easton Turnpike                               Chief Information Officer
                           Fairfield, CT  06431

J.G. Rice                  General Electric Company                           Senior Vice President
                           4200 Wildwood Parkway                              GE Power Systems
                           Atlanta, GA  30339

G. L. Rogers               General Electric Company                           Vice Chairman of the Board and Executive
                           3135 Easton Turnpike                               Officer
                           Fairfield, CT  06431

K.S. Sherin                General Electric Company                           Senior Vice President
                           3135 Easton Turnpike                               Finance and Chief Financial Officer
                           Fairfield, CT  06431
L.G. Trotter               General Electric Company                           Senior Vice President
                           41 Woodford Avenue                                 GE Industrial Systems
                           Plainville, CT   06062

W. A. Woodburn             General Electric Company                           Senior Vice President
                           187 Danbury Road                                   GE Speciality Materials
                           Wilton, CT  06897

R.C. Wright                National Broadcasting Company,Inc.                 Vice Chairman of the Board and Executive
                           30 Rockefeller Plaza                               Officer,
                           New York, NY  10112                                General Electric Company;
                                                                              Chairman & Chief Executive Officer,
                                                                              National Broadcasting Company, Inc.

Citizenship:
Yoshiaki Fujimori          Japan
All Others                 U.S.A.


                                  SCHEDULE F
                  NATIONAL BROADCASTING COMPANY HOLDING, INC.
                                   DIRECTORS


NAME                            PRESENT BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

J.I. Cash, Jr.                   Harvard Business School                            Professor of Business
                                 Morgan Hall                                        Administration-Graduate
                                 Soldiers Field Road                                School of Business
                                 Boston, MA 02163                                   Administration, Harvard University

Dennis D. Dammerman              General Electric Company                           Vice Chairman of the Board and Executive
                                 3135 Easton Turnpike                               Officer.
                                 Fairfield, CT  06431                               General Electric Company;
                                                                                    Chairman, General Electric Capital
                                                                                    Services, Inc.

A.M. Fudge                       General Electric Company                           Former Executive Vice
                                 3135 Easton Turnpike                               President, Kraft Foods, Inc.
                                 Fairfield, CT 06828

Jeffrey R. Immelt                General Electric Company                           Chairman of the Board and Chief Executive
                                 3135 Easton Turnpike                               Officer,
                                 Fairfield, CT  06431                               General Electric Company

A. Jung                          Avon Products                                      Chairman and Chief Executive Officer, Avon
                                 1345 Avenue of the Americas                        Products, Inc.
                                 New York, NY  10105

A.G. Lafley                      The Procter and Gamble Company                     Chairman of the Board, President and Chief
                                 1 Procter & Gamble Plaza                           Executive
                                 Cincinnati, OH  45202-3315                         The Procter & Gamble Company

K.G. Langone                     Invemed Associates, Inc.                           Chairman, President and
                                 375 Park Avenue                                    Chief Executive Officer,
                                 New York, NY  10152                                Invermed Associates, Inc.


R.S. Larsen                      Johnson & Johnson                                  Former Chairman and Chief Executive Officer
                                 100 Albany Street
                                 Suite 200
                                 New Brunswick, NJ  08901

R.B. Lazarus                     Ogilvy & Mather Worldwide                          Chairman and Chief
                                 309 West 49th Street                               Executive Officer
                                 New York, NY  10019-7316

S. Nunn                          King & Spalding                                    Partner, King & Spalding
                                 191 Peachtree Stsreet, N.E.
                                 Atlanta, Georgia 30303

R.S. Penske                      Penske Corporation                                 Chairman of the Board
                                 2555 Telegraph Road                                and President,
                                 Bloomfield Hills, MI 28302-0954                    Penski Corporation

G. L. Rogers                     General Electric Company                           Vice Chairman of the Board
                                 3135 Easton Turnpike                               and Executive Officer,
                                 Fairfield, CT  06431                               General Electric Company

A.C. Sigler                      Champion International                             Retired Chairman of the
                                 Corporation                                        Board and CEO and
                                 1 Champion Plaza                                   Former Director,
                                 Stamford, CT  06921                                Champion International
                                                                                    Corporation

R.J. Swieringa                   S.C. Johnson Graduate School                       Anne and Elmer Lindseth Dean and Professor
                                 Cornell University                                 of Accounting
                                 207 Sage Hall
                                 Ithaca, NY  14853-6201

D.A. Warner III                  J.P. Morgan Chase & Co.,                           Former Chairman of the
                                 The Chase Manhattan Bank and                       Board
                                 Morgan Guaranty Trust Co. of New York
                                 345 Park Avenue
                                 New York, NY 10154

R. C. Wright                     National Broadcasting Company, Inc.                Vice Chairman of the Board and Executive
                                 30 Rockefeller Plaza                               Officer,
                                 New York, NY  10112                                General Electric Company;
                                                                                          Chairman & Chief Executive Officer,
                                                                                          National Broadcasting Company, Inc.

Citizenship

A. Jung                        Canada
All Others          U.S.A.




                  NATIONAL BROADCASTING COMPANY HOLDING, INC.

                              EXECUTIVE OFFICERS



                               PRESENT                                  PRESENT
NAME                           BUSINESS ADDRESS                         PRINCIPAL OCCUPATION

Robert C. Wright               National Broadcasting Company, Inc.      Chairman, Chief
                               30 Rockefeller Plaza                     Executive Officer
                               New York, NY 10112

Mark Vachon                    National Broadcasting Company, Inc.      Vice President,
                               30 Rockefeller Plaza                     Treasurer
                               New York, NY 10112

Brian OLeary                  National Broadcasting Company, Inc.      Assistant Treasurer
                               30 Rockefeller Plaza
                               New York, NY 10112

Benjamin Heineman, Jr.         General Electric Company                 Secretary
                               3135 Easton Turnpike
                               Fairfield, CT 06431

Eliza Fraser                   General Electric Company                 Assistant Secretary
                               3135 Easton Turnpike
                               Fairfield, CT 06431

Elizabeth Newell               National Broadcasting Company, Inc.      Assistant Secretary
                               30 Rockefeller Plaza
                               New York, NY 10112
